U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

__________________

FORM 40-F

☒ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☐ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended _____________	Commission File Number _____________

__________________

International Royalty Corporation

(Exact name of registrant as specified in its charter)

Canada (Province or Other Jurisdiction of Incorporation or Organization)	1040 (Primary Standard Industrial Classification Code)	Not Applicable (I.R.S. Employer Identification No.)

International Royalty Corporation

10 Inverness Drive East, Suite 104

Englewood, CO 80112
(Address and telephone number of registrant’s principal executive offices)

__________________

Dorsey & Whitney LLP
Republic Plaza Building, Suite 4700
370 Seventeenth

(303) 629-3400

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Copies to: Kenneth G. Sam Dorsey & Whitney LLP Republic Plaza Building, Suite 4700 370 Seventeenth (303) 629-3445

__________________

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares, no par value	American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:  N/A

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

For annual reports, indicate by check mark the information filed with this form:

☐  Annual Information Form

☐ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.  N/A

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.  ☐  Yes    ☒  No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. ☐  Yes  ☒  No

FORWARD LOOKING STATEMENTS

The Exhibits incorporated by reference into this Registration Statement contain forward-looking statements concerning anticipated developments in the operations of International Royalty Corporation (the “Registrant”) in future periods, planned exploration activities, the adequacy of the Registrant’s financial resources and other events or conditions that may occur in the future.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Information concerning the interpretation of drill results and mineral resource estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Annual Information Form of the Registrant filed as Exhibit 1 to this Registration Statement.

The Registrant’s forward-looking statements contained in the Exhibits incorporated by reference into this Registration Statement are made as of the respective dates set forth in such Exhibits.  Such forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made.  In preparing this Registration Statement, the Registrant has not updated such forward-looking statements to reflect any change in circumstances or in management’s beliefs, expectations or opinions that may have occurred prior to the date hereof.  Nor does the Registrant assume any obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States.  The Registrant prepares its financial statements, which are filed with this report on Form 40-F in accordance with Canadian generally accepted accounting practices (“GAAP”), and they may be subject to Canadian auditing and auditor independence standards.  They may not be comparable  to financial statements of the United States companies.  Significant differences between Canadian GAAP and United States GAAP are described in Exhibit 3, a United States GAAP Information on the audited consolidated financial statements of the Company.

RESOURCE AND RESERVE ESTIMATES

The terms “Mineral Reserve,” “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) CIM Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time by the CIM. These definitions differ from the definitions in the United States Securities & Exchange Commission (“SEC”) Industry Guide 7 under the Securities Act of 1933.  The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7.  Under SEC Guide 7 standards, a “Final” or “Bankable” feasibility study is required to report reserves, the three year history average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

Accordingly, information contained in this report and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby incorporates by reference Exhibits 1 and 2 and 4 through Exhibit 81, inclusive, as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction C.(2) of Form 40-F, the Registrant hereby incorporates by reference Exhibits 2 and 3, the Annual Audited Consolidated Financial Statements of the Registrant for the years ended December 31, 2005 and 2004 and a reconciliation of the financial statements for the years 2005 and 2004 to U.S. Generally Accepted Accounting Practices as required by Item 18 of Form 20-F.  The Report of the Company’s Independent Accountants on US GAAP Information is included on page II-5.  The Registrant also incorporates by reference Exhibit 4, the Company’s management’s discussion and analysis for the years ended December 31, 2005 and 2004, as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed a written consent of its auditor as Exhibit 82, and the written consent of an expert as Exhibit 83, as set forth in the Exhibit Index attached hereto.

The Company has no off-balance sheet arrangements.

The following table lists as of December 31, 2005 information with respect to the Company’s known contractual obligations.

Payments due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations (1)	$25,740,000	-	-	$25,740,000	-
Capital (Finance) Lease Obligations	-	-	-	-	-
Operating Lease Obligations	-	-	-	-	-
Purchase Obligations	-	-	-	-	-
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet under Canadian GAAP	-	-	-	-	-
TOTAL	$25,740,000	-	-	$25,740,000	-

(1) On February 22, 2005, the Company completed a “Unit Offering” for gross proceeds of CA$30 million. The Unit Offering consisted of Cdn$30 million of 5.5% Senior Secured Debentures (the “Debentures”) due February 22, 2011 and 1,395,360 Common Shares. The obligations of the Company under the Debentures are collateralized by a general security agreement over all of the assets of the Company relating to the Voisey’s Bay Royalty.

Interest on the Debentures is payable semi-annually, on February 28 and August 31, with the principal of CA$30 million due at maturity in 2011. Under the terms of the Debentures, the first three semi-annual interest payments were withheld and placed into an escrow account and the first interest payment was paid from this account on August 31, 2005. The remaining balance of $1,413,000 in escrow is included in restricted cash on the balance sheet.

The proceeds received from the Debentures have been reduced by the fair value of the Common Shares issued of $4.9 million. Details of the balance at December 31, 2005 are as follows:

Cdn$

US$

Senior Secured Debentures payable

30,000

25,740

Unaccreted discount

(5,096)

(4,372)

24,904

21,368

The Company’s contractual obligation for future principal payments is one lump sum payment of $25,740,000 to be made on February 22, 2011. The obligation is denominated in Cdn$. All amounts were converted to US$ equivalents using an exchange rate of US$1.00 to Cdn$1.1655.

UNDERTAKINGS

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or to transactions in said securities.

CONSENT TO SERVICE OF PROCESS

Concurrently with the filing of the Registration Statement on Form 40-F, the Registrant will file with the Commission a written Irrevocable Consent and Power of Attorney on Form F-X.

Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referring the file number of the Registrant.

PricewaterhouseCoopers LLP

Chartered Accountants

PricewaterhouseCoopers Place

250 Howe Street, Suite 700

Vancouver, British Columbia

Canada V6C 3S7

Telephone +1 604 806 7000

Facsimile +1 604 806 7806

Report of Independent Accountants on US GAAP Information

To the Board of Directors
of International Royalty Corporation

Our audits of the consolidated financial statements referred to in our report dated February 10, 2006, except for note 11 which is as of February 24, 2006, appear in the Annual Report of the Company for the year ended December 31, 2005, as included in Exhibit 5 of this Form
40-F.

Our audits also included an audit of the US GAAP Information presented in Exhibit 3 of this Form 40-F.  In our opinion, this US GAAP Information presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

Chartered Accountants

Vancouver, British Columbia, Canada

August 25, 2006

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

International Royalty Corporation

/s/ Douglas B. Silver

Douglas B. Silver
Chief Executive Officer

Date: August 25, 2006

EXHIBIT INDEX

The following exhibits have been filed as part of the Registration Statement:

Exhibit	Description
Annual Information
1	Annual Information Form for year ended December 31, 2004 and Annual Information Form for year ended December 31, 2005.
2	Audited Annual Financial Statements for the years ended December 31, 2005 and December 31, 2004
3	U.S. GAAP Information for Audited Annual Financial Statements for the years ended December 31, 2005 and December 31, 2004 and for each of the years in the two year period ended December 31, 2005
4	Management’s Discussion & Analysis for the years ended December 31, 2005 and December 31, 2004
5	Annual Report of the Company for the year ended December 31, 2004 and amended Annual Report of the Company for the year ended December 31, 2005.
Quarterly Information
6	Quarterly Report of the Registrant for the six months ended June 30, 2006
7	Management’s Discussion & Analysis for the six months ended June 30, 2006
8	Quarterly Report of the Registrant for the three months ended March 31, 2006
9	Management’s Discussion & Analysis for the three months ended March 31, 2006
10	Quarterly Report of the Registrant for the nine months ended September 30, 2005
11	Management’s Discussion & Analysis for the nine months ended September 30, 2005
12	Quarterly Report of the Registrant for the six months ended June 30, 2005
13	Management’s Discussion & Analysis for the six months ended June 30, 2005
14	Quarterly Report of the Registrant for the three months ended March 31, 2005
15	Management’s Discussion & Analysis for the three months ended March 31, 2005
Shareholder Meeting Materials
16

Notice of Annual General Meeting, Information Circular, and Proxy relating to the May 26, 2005 meeting, and ancillary related materials (including voting results), and Notice of Annual General Meeting, Information Circular, and Proxy relating to the May 18, 2006 meeting, and ancillary related materials.

Material Change Reports
17	Material Change Report dated March 23, 2005 regarding the appointment of Edward Mercaldo to the board of directors.
18	Material Change Report dated April 21, 2005 regarding the adoption by the Company of a Shareholder Rights Plan
19	Material Change Report dated August 18, 2005 regarding recorded an adjustment to the purchase price of the Voisey’s Bay royalty and to its Hunter Royalty Portfolio
News Releases
20	News Release dated February 23, 2005
21	News Release dated March 4, 2005
22	News Release dated March 8, 2005
23	News Release dated March 23, 2005
24	News Release dated April 1, 2005
25	News Release dated April 12, 2005
26	News Release dated April 18, 2005
27	News Release dated April 20, 2005
28	News Release dated April 26, 2005
29	News Release dated May 26, 2005
30	News Release dated June 28, 2005
31	News Release dated August 15, 2005
32	News Release dated September 16, 2005
33	News Release dated October 24, 2005
34	News Release dated November 11, 2005
35	News Release dated November 18, 2005
36	News Release dated December 1, 2005
37	News Release dated January 12, 2006
38	News Release dated January 13, 2006
39	News Release dated February 15, 2006
40	News Release dated February 27, 2006
41	News Release dated March 10, 2006
42	News Release dated March 29, 2006
43	News Release dated April 10, 2006
44	News Release dated April 18, 2006
45	News Release dated May 16, 2006
46	News Release dated May 17, 2006
47	News Release dated May 24, 2006
48	News Release dated June 13, 2006
49	News Release dated June 21, 2006
50	News Release dated July 21, 2006
51	News Release dated August 10, 2006
52	News Release dated August 15, 2006
Early Warning Reports
53	Early Warning Report filed pursuant to National Instrument 62-103 dated June 7, 2005 relating to the acquisition of shares by Goodman & Company, Investment Counsel Ltd.
54	Early Warning Report filed pursuant to National Instrument 62-103 dated August 10, 2005 relating to the acquisition of shares by Goodman & Company, Investment Counsel Ltd.
Technical Reports
55	Independent Technical Report, Voisey's Bay Project Royalty, Labrador, Canada, dated October 29, 2004, as amended February 1, 2005
Prospectuses
56	Preliminary Long Form Prospectus dated January 5, 2005 and related filings
57	Final Long Form Prospectus dated February 3, 2005 and related filings
Material Agreements
58	Binding Letter Agreement dated December 6, 2004 between the Company and David Fawcett regarding the purchase of 20.3% of a 1% FOB royalty on the Wolverine Coal Licenses
59

Binding Letter Agreement dated November 24, 2004 between the Company and Hunter Exploration Group regarding the purchase of 50% of Hunter’s gross overriding royalties in the Aviat One Syndicate covering approximately 5,500,000 acres

60	Binding Letter Agreement dated November 13, 2004 between the Company and BHP Billiton World Exploration Inc. regarding the purchase of BHP Billiton’s royalties
61	Binding Letter Agreement dated October 29, 2004 between the Company and Hecla Mining Company regarding the purchase of Hecla Mining’s royalties
62	Binding Letter Agreement dated October 5, 2004 between the Company and John Livermore regarding the purchase of John Livermore’s royalties
63	Share Purchase Agreement dated August 16, 2004 between the Company and Christopher Verbiski regarding the Company’s purchase of John Verbiski’s interest in Archean Resources Ltd.
64	Share Purchase Agreement dated August 16, 2004 between the Company and Albert Chislett regarding the Company’s purchase of Albert Chislett’s interest in Archean Resources Ltd.
65	Amendment to Purchase and Sale Agreement dated July 31, 2003 among the Company, Jean-Claude Bonhomme and Bonhomme Enterprises, Inc. amending the Purchase and Sale Agreement
66	Purchase and Sale Agreement dated June 2003 among the Company, Jean-Claude Bonhomme, Helene Bonhomme and Bonhomme Enterprises, Inc. regarding the Company’s purchase of certain royalties
67	Share Purchase Agreement dated February 18, 2005 between the Company and Christopher Verbiski regarding the Company’s purchase of John Verbiski’s shares in Archean Resources Ltd.
68	Royalty Purchase Agreement dated February 22, 2005 among the Company, Adam Vary, 524520 BC Ltd. and 344967 BC Ltd. regarding the Company’s purchase of certain royalties.
69	Royalty Purchase Agreement dated February 22, 2005 between the Company and David Fawcett regarding the Company’s purchase of certain royalties.
70

Royalty Purchase Agreement dated February 22, 2005 among the Company, 524520 BC Ltd., 344967 BC Ltd., Adam Vary, Bill Whitehead, Peter Robson, Stuart Angus, Graham Scott and John Robins regarding the Company’s purchase of certain royalties.

71	Share Purchase Agreement dated February 18, 2005 between the Company and Albert Chislett regarding the Company’s purchase of Albert Chislett’s shares in Archean Resources Ltd
72	Royalty Purchase Agreement dated February 22, 2005 among the Company, 524520 BC Ltd., 344967 BC Ltd. and Adam Vary regarding the Company’s purchase of certain royalties
73

Royalty Purchase Agreement dated February 22, 2005 among the Company, Stuart Angus, Henry Awmack, Bernice Kosiur, Donald McInnes, Catherine McLeod-Seltzer, Peter Robson, Graham Scott, Kelly Taylor, John S. Brock Limited, Lawrence Barry, John Robins, Adam Vary, 524520 BC Ltd. and 344967 BC Ltd. regarding the Company’s purchase of certain royalties.

74	Royalty Purchase Agreement dated February 22, 2005 among the Company, Hecla Mining Company and Hecla Mining Company of Canada Ltd. regarding the Company’s purchase of certain royalties.
75

Royalty Purchase Agreement dated March 18, 2005 among the Company, BHP Billiton World Exploration Inc.,  BHP Billiton Diamonds Inc., BHP Billiton Minerals Pty Ltd., BHP Minerals International Exploration Inc., BHP Minerals Ghana Inc., BHP Holdings (International) Inc.,  BHP Brasil Ltda., Minera BHP Billiton, S.A. De C.V. and BHP Minerals Holdings Proprietary Limited, regarding the Company’s purchase of certain royalties

76	Royalty purchase Agreement dated June 12, 2006 between the Company and Resource Capital Funds III regarding the purchase of royalties in Western Australia
Constating Document
77	By-Law Number 2 dated November 12, 2004
78	Certificate of Continuance under the Canada Business Corporations Act dated November 12, 2004.
79	Certificate of Discontinuance under the Business Corporations Act (Yukon) dated December 1, 2004, filed December 15, 2004.
80	Certificate of Amendment and Articles of Amendment dated January 6, 2005
Shareholder Rights Plan
81	Shareholder Rights Plan dated April 18, 2005 between the Company and CIBC Mellon Trust Company, as Rights Agent.
Consents
82	Consent of Independent Accountants- PricewaterhouseCoopers LLP
83	Consent of Gustavson & Associates LLC